SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                             ____________________


                                AMENDMENT NO. 1

                                      TO

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12 (b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                        COMDISCO HOLDING COMPANY, INC.
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            (Exact name of registrant as specified in its charter)



       Delaware                                        54-2066534
------------------------                   ----------------------------------
(State of incorporation                   (I.R.S. Employer Identification No.)
  or organization)

                             6111 North River Road
                           Rosemont, Illinois 60018
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             (Address of principal executive office and zip code)



Securities to be registered pursuant to Section 12(b) of the Act:


     Title of each class                       Name of each exchange on which
     to be so registered                       each class is to be registered
     -------------------                       ------------------------------



            None                                             N/A



Securities to be registered pursuant to Section 12(g) of the Act:



                        Contingent Distribution Rights
------------------------------------------------------------------------------
                               (Title of Class)

                               EXPLANATORY NOTE

         Comdisco Holding Company, Inc. (the "Company") is filing this Amendment No. 1 to Registration Statement on Form 8-A to include as a filed exhibit to this Registration Statement the final executed version of the Rights Agent Agreement, dated as of August 12, 2002, entered into between the Company and Mellon Investor Services LLC. Except for changes to reflect the fact that Mellon has definitively agreed to serve as Rights Agent, no other changes have been made to the text of the Registration Statement on Form 8-A filed on August 12, 2002.

Item 1.    Description of Securities to be Registered.
           ------------------------------------------

         On July 16, 2001, Comdisco, Inc., a Delaware corporation ("Existing Comdisco"), and fifty of its domestic subsidiaries filed voluntary petitions for relief under Chapter 11 of the United States Code, as amended ("the "Bankruptcy Code"), in the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division (Existing Comdisco and its domestic subsidiaries, in such capacity, the "Debtors", and the Bankruptcy Court, the "Bankruptcy Court"). Since such time, the Debtors have continued to operate their business and manage their properties as debtors-in-possession.

         On June 13, 2002, the Debtors filed with the Bankruptcy Court the First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Bankruptcy Court confirmed the Plan at a hearing on July 30, 2002, as modified by the Findings of Fact, Conclusions of Law, and Order Under Section 1129 of the Bankruptcy Code and Rule 3020 of the Bankruptcy Rules Confirming the Plan on the same date (the "Confirmation Order", the Plan as modified by the Confirmation Order is referred to herein as the "Final Plan").

         Pursuant to Section 7.1 of the Final Plan, prior to the Effective Date, Existing Comdisco formed Comdisco Holding Company, Inc. (the "Company"), a Delaware corporation, and the Company formed Comdisco Leasing Merger Subsidiary, Inc. ("Merger Sub"), a Delaware corporation and a wholly-owned subsidiary of the Company.

         On August 8, 2002, the Company filed a Certificate of Incorporation with the Delaware Secretary of State (the "Certificate of Incorporation"), which provides for ten million (10,000,000) shares of authorized common stock, each share having a par value of one cent ($0.01). In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities. On August 12, 2002, the Final Plan became effective (the "Effective Date").

         Pursuant to Section 7.8 of the Final Plan, on the Effective Date, all the then issued and outstanding shares of Existing Comdisco's pre-reorganization common stock, par value ten cents ($0.10) per share, were cancelled. Immediately thereafter, pursuant to Section 7.1 of the Final Plan and Section 251 and Section 303 of the General Corporation Law of the State of Delaware (as amended from time to time, the "DGCL"), Merger Sub merged with and into Existing Comdisco (the "Merger") and Reorganized Comdisco emerged as the surviving corporation and a wholly-owned subsidiary of the Company.

         Pursuant to the Merger, all of the shares of common stock of the Company that were owned by Existing Comdisco immediately prior to the Merger were cancelled and all of the shares of Merger Sub common stock, par value one cent ($0.01) per share, held by the Company prior to the Merger were converted into the right to receive shares of common stock of Reorganized Comdisco, par value one cent ($0.01) per share.

         As soon as practicable after the Effective Date, the Company will issue and distribute shares of its common stock, par value $0.01 per share (the "New Common Shares") and Contingent Distribution Rights (the "Rights"), pursuant to Section 7.9 of the Final Plan, to the disbursing agent for distribution in accordance with the Final Plan. Such New Common Shares shall represent 100% of the issued and outstanding common stock of the Company at that time.

         The following statements with respect to the Rights are subject to the detailed provisions of the Final Plan and a Rights Agent Agreement ("Rights Agent Agreement") entered into between the Company and the Rights Agent. These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Final Plan and to the terms of the Rights Agent Agreement, which is filed as an exhibit to this registration statement.

Distribution of the Rights

         On the Effective Date, or as soon as reasonably practicable thereafter, the Company will issue Rights to the Disbursing Agent for distribution in accordance with the terms of the Final Plan. As soon as practicable after the Effective Date, in accordance with the Final Plan the Company will cause the Disbursing Agent to provide written instructions to each holder of an Allowed Comdisco Interest in Class C-5A as of the Record Date and each holder of an Allowed Subordinated Claim in Class C-5B as of the Record Date regarding the surrender to the Disbursing Agent of the instruments ("Certificates") formerly evidencing their interest in the Common Stock of Existing Comdisco constituting Old Equity under the Final Plan and cancelled pursuant to the Final Plan as of the Effective Date (the "Cancelled Common Stock"). Upon surrender of Certificates of Cancelled Common Stock to the Disbursing Agent or establishing to the reasonable satisfaction of the Disbursing Agent that such Certificates are unavailable, on the Distribution Date selected by the Company in accordance with the Final Plan, the Disbursing Agent will transmit one Right to holders of Allowed Class C-5A Interests and Allowed Class C-5B Subordinated Claims for each share of Cancelled Common Stock surrendered to the Disbursing Agent by such holders or established to the reasonable satisfaction of the Disbursing Agent to be unavailable, all in accordance with the written instructions from the Disbursing Agent and the Final Plan. Notwithstanding the foregoing, if any such holder holds Cancelled Common Stock that provided the basis for both an Allowed Class C-5A Interest and a Class C-5B Subordinated Claim, then no Rights shall be issued in respect of such holder's Class C-5B Subordinated Claims except to the extent the number of shares of Cancelled Common Stock relating to such Class C-5B Subordinated Claims exceeds the number of shares of Cancelled Common Stock represented by such holder's Allowed Class C-A Interests.

         Also on the Effective Date, or as soon as reasonably practicable thereafter, the Disbursing Agent will withhold from the Company's issuance of the Rights on a pro rata basis to hold in the Disputed Claim Reserve, one Right for each share of Cancelled Common Stock which was the subject of such holder's Class C-5B Subordinated Claim that is disputed by the Company ("Disputed Rights"). The Disbursing Agent shall also place in the applicable Disputed Claim Reserve any dividends, payment or other distributions made on account of, as well as obligations arising from, the property withheld as the Disputed Claim Reserve. Payments and distributions from the Disputed Claim Reserve shall be made as appropriate to the holder of any Disputed Claim that has become an Allowed Claim, on the next Quarterly Distribution Date after the date such Disputed Claim becomes an Allowed Claim.

Terms of the Rights

         The Rights require the Company, after the Present Value of Distributions to Creditors equals or exceeds 85% of the amount of Allowed Claims in Class C-4, at the election of the Company to either (a) issue to the holders of Rights the appropriate percentage of New Common Shares or (b) pay to the holders of Rights the applicable amounts of cash, or any combination of
(a) and (b), based upon the then-existing Present Value of Distributions to Creditors in accordance with the table below. At the time Distributions to Creditors reach a "Recovery Threshold" set forth below, the Company shall elect the form of consideration to be issued to holders of Rights (New Common Shares or distributions of cash, or a specified combination of the two), which election shall apply to the form of consideration to be issued to holders of Rights until the next higher Recovery Threshold is reached, at which time the Company may make a new election applicable to the form of future consideration to be issued to holders of Rights until the next Recovery Threshold is reached.

     o After the Present Value of Distributions to Creditors equals or exceeds 85% of the amount of Allowed Claims in Class C-4 (the "85% Recovery Threshold"), the holders of Rights shall be entitled to receive, at the Company's election, either New Common Shares aggregating 3% of the total number of Creditor Shares then issued and outstanding (including any shares held in the Disputed Claim Reserve), or cash equal to 3% of all amounts constituting Distributions to Creditors in excess of such 85% Recovery Threshold, when and as such Distributions to Creditors are made, or in the case of a Liquidity Event, when such Liquidity Event occurs; or any such combination of New Common Shares and cash distributions.

     o After the Present Value of Distributions to Creditors equals or exceeds 91% of the amount of Allowed Claims in Class C-4 (the "91% Recovery Threshold"), the holders of Rights shall be entitled to receive, at the Company's election, either New Common Shares aggregating 9% (i.e., an additional 6%) of the total number of Creditor Shares issued and outstanding (including any shares held in the Disputed Claim Reserve), or cash equal to 9% of all Distributions to Creditors in excess of such 91% Recovery Threshold, when and as such Distributions to Creditors are made, or in the case of a Liquidity Event, when such Liquidity Event occurs; or any such combination of New Common Shares and cash distributions.

     o After the Present Value of Distributions to Creditors equals or exceeds 95% of the amount of Allowed Claims in Class C-4 (the "95% Recovery Threshold"), the holders of Rights shall be entitled to receive, at the Company's election, either New Common Shares aggregating 21% (i.e., an additional 12%) of the total number of Creditor Shares issued and outstanding (including any shares held in the Disputed Claim Reserve), or cash equal to 21% of all Distributions to Creditors in excess of such 95% Recovery Threshold, when and as such Distributions to Creditors are made, or in the case of a Liquidity Event, when such Liquidity Event occurs; or any such combination of New Common Shares and cash distributions.

     o After the Present Value of Distributions to Creditors equals or exceeds 100% of the amount of Allowed Claims in Class C-4 (the "100% Recovery Threshold"), the holders of Rights shall be entitled to receive, at the Company's election, either New Common Shares aggregating 37% (i.e., an additional 16%) of the total number of Creditor Shares issued and outstanding (including any shares held in the Disputed Claim Reserve), or cash equal to 37% of all Distributions to Creditors in excess of such 100% Recovery, when and as such Distributions to Creditors are made, or in the case of a Liquidity Event, when such Liquidity Event occurs; or any such combination of New Common Shares and cash distributions.

                      Contingent Distribution Thresholds

                 Creditor                     Equity Received
                 Recovery                  %               Aggregate %
                 --------              ------              -----------
                  85.0%                 3.0%                   3.0%
                  91.0%                 6.0%                   9.0%
                  95.0%                12.0%                  21.0%
                  100.0%               16.0%                  37.0%


Calculation of Present Value of Distributions to Creditors

"Present Value of Distributions to Creditors" means, at any time, the present value of Distributions to Creditors discounted on a per annum basis from the date such distribution was made to the Effective Date using the per annum discount rate set forth in the footnotes on the last page of Appendix E to the Disclosure Statement with respect to the Final Plan and applicable to the sources of cash or other property comprising each distribution, except that the value of Creditor Shares that are includable in the case of a Liquidity Event as a Distribution to Creditors pursuant to clause (v) of the definition of Distributions to Creditors shall be discounted from the date the Liquidity Event occurs to the Effective Date at a per annum discount rate equal to 11.92%. In calculating the Present Value of Distributions to Creditors, the same categories of sources of distributed cash or property shall be used as are used in calculating the present value of returns and upside sharing under the Management Incentive Plan.

"Creditor Securities" means Creditor Shares, PIK Notes and Senior Notes, including any notes or securities issued by the Company with respect thereto pursuant to the accrual of interest or any stock split, stock dividend, recapitalization or similar transaction.

"Creditor Shares" means New Common Shares issued to holders of Allowed Claims in Class C-4 pursuant to Section 5.1(d)(v) of the Final Plan and any securities of the Company issued with respect thereto pursuant to a stock split, stock dividend, recapitalization or similar transaction.

"Distributions to Creditors" means, at any time, the sum of any and all cash or other property (other than Creditor Securities) distributed to holders of Allowed Claims in Class C-4 in respect of such Allowed Claims, including without limitation (i) the Net Available Comdisco Cash actually distributed to holders of Allowed Claims in Class C-4 pursuant to Section 5.1(d)(i) of the Final Plan, (ii) cash payments of principal, interest and premiums actually made in respect of the New Senior Notes and the New PIK Notes issued to holders of Allowed Claims in Class C-4, (iii) distributions of cash actually made to holders of Allowed Claims in Class C-4 from the proceeds of Trust Assets, (iv) distributions of cash or property in kind (other than Creditor Securities) actually made in respect of Creditor Securities, (specifically excluding therefrom any distributions made in respect of New Common Shares issued to holders of Claims or Interests in Class C-5A, C-5B, or to any other person or entity, including any securities issued by the Company or its subsidiary Affiliates with respect thereto pursuant to a stock split, stock dividend, recapitalization or similar transaction), plus (v) if, but only if, a Liquidity Event has occurred, the value of the consideration received or, if applicable, receivable by (or deemed to be received or receivable by), the holders of Creditor Shares in exchange for such Creditor Shares. No party to a Liquidity Event may assume any obligations to make, or otherwise make, payments under a Creditor Security that is not a Creditor Share (e.g. the New Senior Notes and the New PIK Notes) without also assuming obligations to make ongoing distributions under the Rights as if such successor was a party to the Final Plan. For the avoidance of doubt, any amounts held in the Disputed Claim Reserve shall not constitute a Distribution to Creditors unless and until distributed to the holder of an Allowed Claim.

         In calculating the nominal value of distributions of property in kind received in respect of Creditor Securities, the same nominal value as is used by the Company for purposes of calculating the returns and upside sharing under the Management Incentive Plan, as determined by the Board of Directors of the Company, shall be used and shall be conclusive of the value of such distributions. In calculating the value of Creditor Shares in respect of a Liquidity Event, such Creditor Shares shall be given the value ascribed to them in connection with a merger or sale of the Company, or if no merger or sale is occurring, shall be given a value equal to the average closing price of the Creditor Shares during the twenty (20) trading days immediately preceding the occurrence of such Liquidity Event.

         "Liquidity Events" shall consist of: (i) consummation of a merger;
(ii) closing of the sale of more than 80% of the issued and outstanding New Common Shares of the Company in a transaction or series of related transactions to a person or a group of persons acting in concert through tender offer or otherwise; or (iii) provided that the New Senior Notes and the New PIK Notes have been fully paid and discharged, if, but only if, the Company's shareholders rescind the first two sentences of Clause THIRD of the Certification of Incorporation, at any time for a period of twenty (20) consecutive trading days thereafter the Present Value of Distributions to Creditors, based upon the mean average closing price of the Creditor Shares during each of such twenty (20) trading days, equals or exceeds the 85% Recovery Threshold.

No Fractional Rights and No Fractional Shares.

         We will not issue fractional Rights or Right Certificates evidencing fractional Rights. If we choose to make distributions to right holders of New Common Shares, we will not issue fractional shares of New Common Shares but will instead distribute to those right holders the cash value of the fractional shares.

Rights of Right Holders

         In consideration for the Rights, the holders of Rights agree to be bound and limited by the purposes of the Company as set forth in the Certificate of Incorporation and the By-laws.

         Prior to the issuance of New Common Shares to the holders of Rights, a Rights holder shall have no rights as a stockholder. Holders of Rights will have no voting rights, no liquidation preferences and no rights to dividends or other distributions in their capacity as a Right holder.

         Except to assert in the Bankruptcy Court (or, if the Bankruptcy Court no longer has jurisdiction, in any court of competent jurisdiction) (i) enforcement of their rights under the Final Plan or (ii) claims based upon fraud or other willful misconduct, the holders of Rights shall have no right or standing to, and agree not to, institute suit or make any claim against the Company or its directors or officers arising out of the Rights or the related Final Plan provisions (a) so long as any New Senior Notes or any New PIK Notes are outstanding, without the written consent of the holders of at least two-thirds in amount and one-half in number of the outstanding New Senior Notes and New PIK Notes, and (b) after the New Senior Notes and the New PIK Notes have been fully paid and discharged, without the consent of the holders of two-thirds of the New Common Shares. The consent of a majority in amount of each of the New Senior Notes and the New PIK Notes, and a majority of the issued and outstanding New Common Shares, as applicable, shall be required to conduct such a vote. The holders of Rights by their acceptance of the Rights acknowledge and agree that holders of New Senior Notes, New PIK Notes, and New Common Shares shall have and owe no duties whatsoever, whether under the Final Plan, in contract, by statute, by case law, in equity or otherwise, to the holders of Rights to cause any vote to be taken or to consent to the institution or making of any claim or lawsuit and may act solely in their own self-interest with respect to all such matters. Nothing in the Final Plan, Rights Agent Agreement or related Rights documentation shall be construed to give a holder of Rights any right or standing that a Rights holder does not otherwise have under applicable law to assert claims based upon fraud or other willful misconduct, and nothing therein shall constitute an agreement or admission that a holder of Rights has standing or is entitled to assert such claims under applicable law.

Minimum Payout to Right Holders in the Event of a Liquidity Event

         Upon the occurrence prior to one year after the Effective Date of (a) a Liquidity Event under clauses (i) or (ii) of the definition set forth above, or (b) consummation of the sale of all or substantially all of the assets of the Company in a single transaction or a series of related transactions, in either case that results in a Present Value of Distributions to Creditors that equals or exceeds the 85% Recovery Threshold, the Rights holders in the aggregate shall receive a minimum distribution in cash of Three Million Dollars ($3,000,000).

New Common Shares Issued Pursuant to the Rights

         New Common Shares issued to holders of Rights, upon such issuance, will be duly and validly authorized and issued and fully paid and non-assessable.

Amendment of the Rights Agent Agreement

         From time to time, we may amend or supplement the Rights Agent Agreement, so long as our amendments or supplements do not have an adverse effect on the interests of the Right holders and do not allow us to amend or supplement the Rights Agent Agreement (other than as provided in the Rights Agreement) without the consent of the right holders.

Public Reporting

         So long as any of the Rights remain outstanding, we will include information regarding the Present Value of Distributions to Creditors in our annual and quarterly reports that we file with the Securities and Exchange Commission.

The Rights Agent

         Mellon Investor Services LLC has agreed to serve as Rights Agent for the Rights. The Rights Agent maintains books for registration and transfer of the Rights. Mellon Investor Services LLC currently serves as the transfer agent for our common stock.





Item 2.            Exhibits.
                   --------

   Exhibit     Description
   -------     -----------

     1.1 Rights Agent Agreement, dated as of August 12, 2002, between Comdisco Holdings Company, Inc. and Mellon Investor Services LLC as Rights Agent.

     1.2 First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession, as confirmed on July 30, 2002 (incorporated by reference from Exhibit T3E-2 to Amendment No. 2 to the Application for Qualification on Form T-3, File No. 022-28608, filed with the Securities and Exchange Commission by the Company and Comdisco, Inc., on August 9, 2002).

                                   SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 1 to Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.



                                            COMDISCO HOLDING COMPANY, INC.


Date: October 9, 2002                       By:     /s/ Ronald C. Mishler
                                                -------------------------------
                                                Name:   Ronald C. Mishler
                                                Title:  Chief Executive Officer

                                 EXHIBIT INDEX
                                 -------------


   Exhibit     Description
   -------     -----------

     1.1 Rights Agent Agreement, dated as of August 12, 2002, between Comdisco Holdings Company, Inc. and Mellon Investor Services LLC as Rights Agent.

     1.2 First Amended Joint Plan of Reorganization of Comdisco, Inc. and its Affiliated Debtors and Debtors in Possession, as confirmed on July 30, 2002 (incorporated by reference from Exhibit T3E-2 to Amendment No. 2 to the Application for Qualification on Form T-3, File No. 022-28608, filed with the Securities and Exchange Commission by the Company and Comdisco, Inc., on August 9, 2002).